

Mail Stop 4546

April 5, 2017

Britt M. Jensen
President and Chief Executive Officer
Zealand Pharma A/S
Smedeland 36
2600 Glostrup (Copenhagen)
Denmark

> **Re: Zealand Pharma A/S**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted March 16, 2017**
> **CIK No. 0001674988**

Dear Ms. Jensen:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover page

1. We note your statement that the last reported sale price of your ordinary shares on Nasdaq Copenhagen was DKK ___ per share, which equals a price of $ ___ per ADS based on the U.S. dollar/DKK exchange rates. You may use the most recent home market trading price, converted to U.S. dollars at the most recent exchange rate, only if the U.S. IPO price will be largely based on the home market trading price. If you expect that the U.S. IPO price will not be substantially the same as the home market trading price (i.e., the U.S. IPO price will be sold at a substantial discount), please disclose on the cover page of the preliminary prospectus a bona fide price range of the offered

securities. If you intend to price the securities based on the home market trading price, you may disclose a percentage range based on that price (for example, 10% of the home market price) within which you intend to price the securities. See Item 501(b)(3) of Regulation S-K.

Business
Out Competitive Strengths, page 93

2.   We note your response to our prior comment 1. However, the description that you are entitled to receive "tiered royalty payments ranging from low double digits to the mid teens…" and the disclosure on page 113 that "[r]oyalties correspond to tiered, low double-digit percentages…" is too broad and could imply that your royalty rate is anywhere from 10% to 49%. Please revise your disclosure here and throughout the prospectus to give investors a reasonable idea of the amount of the royalty rate that does not exceed 10 percentage points.

Principal Shareholders, page 144

3.   Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Kapitalforeningen LD and Sunstone Life Science Ventures Fund I K/S

        You may contact Tabatha McCullom at (202) 551-3658 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or Erin Jaskot at (202) 551-3442 with any other questions.

                                                Sincerely,

                                                /s/ Erin K. Jaskot, *for*

                                                Suzanne Hayes
                                                Assistant Director
                                                Office of Healthcare and Insurance

cc: Kristopher D. Brown
        Dechert LLP